September 1, 2011

VIA EDGAR AS CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:	Xfone, Inc
Registration Statement on Form S-1
Filed July 14, 2011
Amendment No. 1
Filed August 17, 2011
File No. 333-175572

Dear Mr. Spirgel:

We are counsel to Xfone, Inc. (the “Company” or “our client”).  On behalf of our client, we have made certain changes in response to oral comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 filed on August 17, 2011. We are submitting Amendment No. 2 to the Registration Statement on Form S-1/A (“Amendment No. 2”), which contains disclosure responsive to your comments under the caption “Material U.S. Federal Income Tax Consequences,” which was previously supplied to the Staff supplementally.  As you will note, we have also made certain changes in the body of the filing and in the auditors consent letter to address comments of the Israel Securities Authority and the Tel Aviv Stock Exchange, which we do not believe will have any material effect on the offering, as well as conforming changes to certain of the exhibits, which will be re-filed. Clean and marked copies of Amendment No. 2 are attached for your convenience.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

By:	/s/ Arthur S. Marcus
Arthur S. Marcus